03015039

CM 3/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-44398

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Great Pacific Fixed Income Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18300 Von Karman Ave., Suite 420
(No. and Street)

Irvine (City) California (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert W. Yaap (800) 284-4804
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson
(Name — *if individual, state last, first, middle name*)

5464 Yarmouth Avenue #59 (Address) Encino (City) California (State) 91316 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

X 3/13

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Robert W. Yaap, swear (or affirm) that, t best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the fir Great Pacific Fixed Income Securities, Inc. , a

December 31, 2002, 19____, are true and correct. I further swear (or affirm) that neither the com nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as th a customer, except as follows:

NONE

DAVE BANERJEE
Commission # 1360320
Notary Public - California
Los Angeles County
My Comm. Expires Jun 9, 2006

Signature

CEO

Title

Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and t Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of co solidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREAT PACIFIC SECURITIES, INC.

Table Of Contents

BRIAN W. ANSON
Certified Public Accountant
5464 Yarmouth Avenue # 59, Encino, CA 91316 • (818) 342-4299

INDEPENDENT AUDITORS' REPORT

Board of Directors
Great Pacific Securities, Inc.
Irvine, CA

I have audited the accompanying statement of financial condition of Great Pacific Securities, Inc. as of December 31, 2002 and the related statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Great Pacific Securities, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

B W Anson CPA

Brian W. Anson
Certified Public Accountant
Encino, California
February 10, 2003

GREAT PACIFIC SECURITIES, INC.

Statement of Financial Condition
December 31, 2002

ASSETS

Cash and cash equivalents	$988,046
Accounts receivable	619,125
Clearing firm deposit	480,948
Property and equipment	
Net of accumulated depreciation (Note 3)	8,191
Other assets	23,424
Total assets	$2,119,734

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accrued commissions and salaries	$1,161,605
Accrued payroll taxes	508,775
Other accrued expenses	116,583
Total liabilities	1,786,963
STOCKHOLDERS' EQUITY:	
Common stock, 1,000,000 shares authorized, no par value, 190,000 shares issued and outstanding at stated value of $.02 per share	3,800
Additional paid in capital	197,868
Retained earnings	131,103
Total stockholders' equity	332,771
Total liabilities and stockholders' equity	$2,119,734

GREAT PACIFIC SECURITIES, INC.

Statement of Income
For the year ended December 31, 2002

REVENUES:	
Principal transactions	$5,504,088
Commissions	5,211,178
Interest income	21,536
Other income	395
Total income	10,737,197
EXPENSES:	
Clearing charges	794,947
Commissions	7,538,418
Communications	148,209
Employee compensation and benefits	1,810,208
Occupancy	83,041
Travel and entertainment	48,541
Operating expenses	302,508
Total expenses	10,725,872
INCOME BEFORE INCOME TAXES	11,325
INCOME TAX PROVISION (Note 1)	
State income tax expense	800
Total income tax provision	800
NET INCOME	$10,525

The accompanying notes are an integral part of these financial statements.

GREAT PACIFIC SECURITIES, INC.

Statement of Changes in Stockholders' Equity
For the year ended December 31, 2002

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Beginning Balance January 1, 2002	$3,800	$187,868	$120,578	$312,246
Capital Contributions		10,000		10,000
Net Income (Loss)			10,525	10,525
Ending Balance December 31, 2002	$3,800	$197,868	$131,103	$332,771

The accompanying notes are an integral part of these financial statements.

GREAT PACIFIC SECURITIES, INC.

Statement of Cash Flows
For the year ended December 31, 2002

CASH FLOW FROM OPERATING ACTIVITIES	
Net Income	$10,525
Adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation expense	3,736
Decrease (increase) in:	
Accounts receivable	(33,809)
Clearing firm deposit	(33,647)
Other assets	(405)
Increase (decrease) in:	
Accrued commissions and salaries	23,955
Accrued payroll taxes	(200,937)
Other accrued expenses	18,009
Total adjustments	(223,098)
Net cash used by operations	(212,573)
CASH FLOW FROM INVESTING ACTIVITIES	
Purchase of property and equipment	(1,293)
Proceeds from sales of investment	159,561
Net cash provided from investing activities	158,268
CASH FLOW FROM FINANCING ACTIVITIES	
Capital contribution	10,000
Net cash provided from financing activities	10,000
NET INCREASE (DECREASE) IN CASH	(44,305)
Cash - beginning of period	1,032,351
Cash - end of period	$988,046

Supplemental disclosure of cash flow information

Cash paid during the year for

Interest	$0
Income taxes	$800

The accompanying notes are an integral part of these financial statements.

GREAT PACIFIC SECURITIES, INC.

Notes to Financial Statements
December 31, 2002

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General:

Great Pacific Fixed Income Securities, Inc. (the "Company") dba Great Pacific Securities, Inc. was formed in 1990 under the laws of State of California.

The firm received its independent broker dealer registration on April 8, 1993 and is currently registered in twelve (12) states as well as with the National Association of Securities Dealers (NASD), Securities and Exchange Commission (SEC), and the Municipal Security Rulemaking Board (MSRB).

The Company conducts business as an introducing and intermediary broker dealer. The Company deals on a principal basis in the trading of exempt and non-exempt government and agency securities and accepts agency trades in equities, corporate fixed income, and municipal issues. Trades are cleared on a fully disclosed basis through Bear Stearns Clearing Corporation and Spear Leeds & Kellogg, Inc.

The Company is approved by the State of California as a Service Disabled Veteran Enterprise, a status that allows the Company to participate in Municipal Bond under writings.

Summary of significant accounting policies:

Trades are recorded on a trade date basis with related commissions income and expenses also recorded on a trade date basis.

Property and equipment purchases over $500 individually are capitalized. Depreciation is calculated using double declining balance method over a useful life of five (5) and seven (7) years.

Cash equivalents include highly liquid investments purchased with an original maturity of three months or less. The Company maintains its cash in bank deposit accounts, which at times may exceed uninsured limits. The Company has not experienced any losses in such accounts.

Securities owned are valued at market. The resulting differences between cost and market is included in income.

The Company and its stockholders have elected S Corporation status under the federal and state tax laws. As a result, the Company is not liable for corporate income taxed and a portion of certain state income taxes. Instead, the stockholders are taxed on the Company's taxable income in their individual income tax returns.

GREAT PACIFIC SECURITIES, INC.

Notes to Financial Statements
December 31, 2002

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The firm did not have any adjustments that would have made comprehensive income different from net income.

Concentrations of Credit Risk:

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The firm does not have geographic concentration risk.

Note 2: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but by December 31, 2002 the company's net capital of $192,622 exceeded the minimum net capital requirement by $92,622; and the Company's ratio of aggregate indebtedness ($1,786,963) to net capital was 9.28 to 1, which is less than 15:1 ceiling.

Note 3: FIXED ASSETS

At December 31, 2002 fixed assets consists of the following:

Furniture & Equipment	$ 132,757
Less: Accumulated depreciations	(124,566)
	$ 8,191

Note 4: LEASE OBLIGATIONS

The Company entered into an equipment lease for 60 months beginning April 1, 2002. Future lease payments are as follows:

Year	Amount
2003	$2,100
2004	2,100
2005	2,100
2006	2,100
2007	700

The Company entered into a 60 month operating lease for office facilities beginning May 4, 2002. Future lease payments are as follows:

Year	Amount
2003	$81,204
2004	84,710
2005	88,215
2006	91,721
2007	30,963

Note 5: RETIREMENT PLAN

The Company has sponsored a Simplified Employee Pension Plan covering substantially all of its employees. Exclusively the Company makes contributions to the plan. In 2002, the Company's pension expense totaled $221,961.

Note 6: INVESTMENTS

During the year 2000, the Company purchased 3,730 NASDAQ warrants and 4,000 shares of NASDAQ common stocks totaling $103,320. The NASDAQ stocks and warrants were offered to NASD Broker Dealers as part of the initial public offerings.

GREAT PACIFIC SECURITIES, INC.

Statement of Net Capital
Schedule I
December 31, 2002

	Focus 12/31/02	Audit 12/31/02	Change
Stockholders' equity, December 31, 2002	$332,771	$332,771	$0
Subtract - Non allowable assets:			
Accounts receivable	108,534	108,534	0
Fixed assets	8,191	8,191	0
Other assets	23,424	23,424	0
Tentative net capital	192,622	192,622	0
Haircuts:	0	0	
NET CAPITAL	192,622	192,622	0
Minimum net capital	(100,000)	(100,000)	
Excess net capital	92,622	92,622	0
Aggregate indebtedness			
Accounts payable	1,786,963	1,786,963	0
Ratio of aggregate indebtedness to net capital	9.28	9.28	

There were no observed differences between the net capital computation above and the firm's FOCUS report for the quarter ended 12/31/02.

The accompanying notes are an integral part of these financial statements.

GREAT PACIFIC SECURITIES, INC.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2002

The Company is exempt from the Reserve Requirement of Rule 15c3-3

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2002

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements.

BRIAN W. ANSON
Certified Public Accountant
5464 Yarmouth Avenue # 59, Encino, CA 91316 • (818) 342-4299

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors,
Great Pacific Securities, Inc.
Irvine, California

In planning and performing my audit of the financial statements of Great Pacific Securities, Inc. for the year ended December 31, 2002, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Great Pacific Securities, Inc. that I considered relevant to objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Brian W. Anson CPA

Brian W. Anson
Certified Public Accountant
Encino, California
February 10, 2003